Exhibit 21.1

SUBSIDIARIES OF AIRTRAN HOLDINGS, INC.

SUBSIDIARY NAME	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
AirTran Airways, Inc.	Delaware
AirTran Investment Corporation	Nevada
AirTran 717 Leasing Corporation (1)	Delaware
AirTran Risk Management, Inc. (1)	Delaware
AirTran Fuel Services, Inc. (1)	Delaware
AirTran Gate Holdings, Inc. (1)	Delaware

(1)	Subsidiary of AirTran Airways, Inc.